
ROBOT
TEAMS
accomplish more
faster and safer
AVAWATZ

INVEST IN **AVAWATZ**

Transforming Robots into Cooperative Teams with AI - Used by US Air Force & Army

avawatz.com Dallas TX

Robotics | Technology | Female Founder | B2B | AI

Featured Investors



Rekha Jain

Syndicate Lead

I'm an entrepreneur and run a small business of fashion accessories/jewelry. I also raised tw...

Invested in Otherweb and AvaWatz

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I invested in AvaWatz because I have known the CEO/founder Rajini Anachi for many years. I trust her leadership skills and the ability to deliver a stellar product and a profitable company, as she did with her previous ventures. I also believe in the mission of AvaWatz to create robot teams from simple robots that can accomplish much more than each robot can just by itself - the whole is greater than the sum of its parts. I think it certainly can help human workers in a difficult and

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Invested $5,000 this round

Highlights

1. Working prototypes used by the US Air Force and Army

2 $2M+ in R&D funding from US Defense and Homeland Security

3 Beta release of Patent Pending GENIE: for efficient labeling & creation of ML models for Robot Teams

4 Upcoming release Patent Pending FALCON: Trusted AI for Robot Teams to Detect-Decide-Act in real-time

5 Current Sales Pipeline is over $16M

6 Use cases include tracking hazardous materials, infrastructure maintenance & enhancing human safety

7 Global Robotic market is predicted to reach $74.1B by 2026, & the AI market to reach $407B by 2027

Our Team



Rajini Anachi Founder, CEO

2x founder, previously founded CyGlass, which was acquired by Nominet in 2020. Focused on bringing tremendous value to AvaWatz customers, employees, and investors.



Bala Jana Co-Founder, Board Member

Investor, early team member at several start-ups acquired by Fortune 500 companies. Leading product innovation , commercialization, and product-market-fit.



J.R. May Director of Business Development & Sales

Proven expertise in DoD and commercial sales. Brings an extensive network of connections for direct sales, partnerships, and rapidly scaling for growth. Previously led business development at mZeal/Cyglass (acquired by Nominet in 2020)



Prof. Rishabh Iyer Research Director - AI

Prof. Rishabh Iyer, an Asst. Professor at the University of Texas, Dallas. Dr. Iyer specializes in efficient machine learning (ML) and advance combinatorial optimization and information theory. He has won several awards and fellowships over the years.



Dr. Walter Rawle Sensors, AI & Autonomous Systems SME

Dr. Walter Rawle has experience across a wide spectrum of domains including, multiple sensor physics, robotic hardware interfaces, advanced combinatorial machine learning, stochastic analysis, position-navigation-timing for GPS-denied.



John McKendry Product Development Director

John McKendry has a strong background in real-time control systems, artificial intelligence for multi-sensor analysis, robotic network engineering and autonomous edge computing. Was instrumental in architecting the cognitive engine at mZeal/Cyglass.



Neal Wadhwani Sales & Marketing Advisor

Neal has 25+ years of experience in Sales and Marketing in Fortune 500 companies. Over the course of his career, his focus has been Technology Sales, Presales, ITOps, Digital Marketing, and executive leadership experience with high-growth startups.



Ajay Jain Marketing & Operations

Ajay Jain has 20+ years of experience in managing operations of an IT consulting company and 5 years of experience as corporate secretary of an investment banking company in India. Expertise in people management, business development & cost/budget mgt.

Pitch

We Make Robots Work as a Team

'Talent wins games. But teamwork wins championships.' - Michael Jordan

We have all grown up in the company of robots, in books and movies and on the Internet, and those fictional robots have created a popular understanding of what robots can do that doesn't always match reality. Real robots tend to be highly specialized to perform one task very well, whether it is cleaning floors, collecting items from a warehouse, or tightening the bolts on a wheel. Specialist robots can be arranged into structured teams to do complex tasks, as on an assembly line, but they do not have the ability to make their own group decisions about how to solve a problem.

That's fine for a task like assembling an automobile, but it means that today's robots are not good at tasks that involve on-the-spot decision-making, like deciding whether to send a drone or a ground robot to inspect an unknown object. AvaWatz is changing that.

THE PROBLEM

Despite all our human ingenuity, there are still tasks that stubbornly resist all our attempts to automate them. Why is it that we can largely automate the process of building cars, but not the process of building

houses? Of course, there are lots of differences, but one of the biggest is predictability. Cars can be built in factories where every step of the process is rigidly controlled. Every house is built in a different location, on different soil, under different weather conditions, with different materials and design specifications. Today's robots can certainly learn the tool-handling skills needed to build a house, but if they are to become proficient at building houses, they must also be able to use those skills in a variety of different settings.

Humans Are Still Performing Far Too Many Tedious, High-risk Tasks

Many of today's industries continue to delegate tedious, time-sensitive, and high-stress responsibilities to humans. Yet in these error-prone environments, mistakes carry significant safety and financial implications.

A prime example is the work of airport and airfield regulators, who must physically inspect runways multiple times each day to identify and remove hazards or debris. These tire fragments, metal shards, and other foreign objects could result in a catastrophic accident if missed.


Cost of Damage Caused by
Foreign Object Debris (FOD)
$4 BILLION
ANNUALLY
FOD
98.58%

(source)

THE SOLUTION

Robots Solve Complex Problems Through Teamwork

Finding and removing Foreign Object Debris from runways before it causes a catastrophic accident is a good example of the kind of problem that AvaWatz intends to solve. A small drone can detect a debris fragment and report its location, and a ground-based robot can go and remove the fragment, and it seems fairly simple to implement that solution. But we can save much time and not stop to recharge batteries if we use multiple drones to inspect the runway, station multiple ground robots along the runway, and send the nearest robot to remove the debris. This kind of teamwork calls for complex reasoning and group decision-making, and it is this kind of group decision-making that the AvaWatz platform enables.

Debris removal is a simple example of the kind of problem AvaWatz will solve. More complex use cases involve air, ground, and water-borne robots, with different sensors and actuators, working together on tasks like post-storm recovery or wildfire management. To support this broad range of applications, AvaWatz devotes significant Research and Development effort to sensing and operating in adverse conditions, including night, bad weather, smoke, and GPS-degraded and GPS-denied conditions.



1 Facilitator in the field prepares the drone for takeoff.



2 Autonomous drone scans for FOD (Foreign Object Debris) over designated areas.





3

AvaWatz AI System identifies potential issues and pings coordinates to ground crew for retrieval.*

**Later iterations of our service packages will include autonomous retrieval via ground-level robots.*


FOD
NOT FOD
FOD
Explore

Utilizing air and ground cobot teams to detect and retrieve hazardous debris


FOD
97.29%

In summary, the AvaWatz decision intelligence platform helps air and ground robots work together. Our platform creates “cobot” teams who can execute complex tasks, in challenging environments, through real-time collaboration. Working together, collaborating robots shoulder the burden of tedious, repetitive, and unsafe tasks. Our software implements a Detect-Decide-Act cycle to resolve challenges accurately. We do this by integrating team navigation, computer vision, information sharing, and group decision-making.

Currently it takes a ground crew up to two hours, on average, to detect and remove airfield debris. We are continuously working on reducing the total time to clear a runway to 15-20 minutes with cobot teams - allowing airfields to schedule more landings resulting in increased profits.



**Drones shown in video are pre-market prototypes and not currently available on the market.*

Airfields are one of many opportunities across industrial sectors. Our next steps involve integration and adoptions in the ground transit and surveillance markets.

While our pilot prototype detects and retrieves hazardous debris from airport runways and taxiways, our AI platform can be applied to an expansive spectrum of tasks across various industries.

Future Usage Applications May Include


Large-Scale
Railroad Inspection




Infrastructure
Repair Surveying


Endangered
Species Monitoring

AvaWatz's business model is simple. We use a recurring revenue subscription model. Our offer is structured for one- to three-year contracts. Contracts include levels of tiered support so customers can find the right fit for their need accelerating adoption. To ensure ease of onboarding, we've included operator training, support, and system updates for all our services.

Collaboration is our core product and core company value. Investing in our community is key for AvaWatz. That's why a portion of our revenue shall be donated to support efforts for endangered species monitoring and debris pick-up along our coastlines.

THE MARKET

We Plan To Help Companies Meet The $634 Billion Demand For Solutions Coming By 2026

The AI market is projected to reach a staggering $407 billion by 2027, experiencing substantial growth from its estimated $86.9 billion revenue in 2022 (source). Early market demand for smart airports,

ground transit assets, and surveillance total $634 Billion by 2026 (**source**, **source**).

The growing spend for robotic teams shows a demand for autonomous mobile robots, artificial intelligence, and cloud computing. This growth in demand is our opportunity as adoption and application was accelerated by the pandemic (**source**).



$634B
Global GroundTransit Market by 2025
$74.1B
Global Robotics Market by 2026
AI
$407B
Artificial Intelligence Market by 2027

(**source** / **source** / **source**)

Forward-looking projections are not guaranteed.

AvaWatz has a unique advantage for early market adoption that traditional competitors don't. Our advantage? We make hardware developers' robots better. We make robots into cooperative teams through software, something hardware suppliers don't do. Our platform